Management



Steven Check
Co-Portfolio Manager

Mr. Check founded the Fund's Investment Advisor, Check Capital Management (CCM), in 1987. As CCM's President and Chief Investment Officer, he remains responsible for overall investment policy and portfolio management. He also serves as editor of the widely respected newsletter, The Blue Chip Investor, which, like the Fund and CCM, focuses on underpriced stocks of blue chip growth companies. Mr. Check is periodically quoted by national financial media such as CNBC, The Wall Street Journal, MSN Money, MarketWatch and Barron's. He holds a BS degree in Electrical Engineering from Iowa State and a Masters in Engineering from the University of California, Irvine. A member of CFA Institute, Mr. Check is past President of the CFA Society of Orange County.



Ryan Kinney
Co-Portfolio Manager

Mr. Kinney has worked for the Fund's Investment Advisor, Check Capital Management, since 2013. As CCM's Research Director, he advances the Fund's portfolio management process by means of a value-oriented, bottom-up approach to equity research. He and Steven Check identify prospectively profitable investments, then monitor the performance of those selected. He also authors "Company Reports" and "Company Close–Ups" (the latter published in The Blue Chip Investor newsletter) to keep CCM clients informed about their holdings. He received his Bachelor of Science degree in Business Administration (emphasis in finance) from San Diego State University.